THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 26.



                                   FORM 6-K
                                   --------


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                        For the month of November 2000

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                (Translation of Registrant's Name into English)

                             3-1, OTEMACHI 2-CHOME
                       CHIYODA-KU, TOKYO 100-8116 JAPAN
                       --------------------------------
                   (Address of Principal Executive Offices)



          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X                   Form 40-F ___
                                 ---

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes ___                         No   X
                                                          ---

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

ANNOUNCEMENT OF FINANCIAL RESULTS FOR FIRST HALF OF FISCAL YEAR ENDING MARCH 31, 2001

     On November 20, 2000, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan information as to the registrant's financial condition and results of operations for the first half of the fiscal year ending March 31, 2001 as well as the financial condition and results of operation for the same period of the registrant's three wholly-owned subsidiaries (collectively, the "Subsidiaries"): Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation. Attached hereto are copies of press releases dated November 20, 2000 pertaining to the financial condition and results of operations of the registrant and such Subsidiaries, as well as forecasts for the operations of the registrant and such Subsidiaries for the remainder of the fiscal year ending March 31, 2001. The financial information included in the press releases was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information to be included in the registrant's Annual Report on Form 20-F for the fiscal year ending March 31, 2001, which information will be prepared on the basis of accounting principles generally accepted in the United States.

     The earning projections by the registrant and the Subsidiaries for the fiscal year ending March 31, 2001 included in the attachment contain forward-looking statements. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant and Subsidiaries' actual results to differ materially from those set forth in the attachment.

     Such earning projections are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the pricing of services, the effects of competition, and the success of new products, services and new business.

     No assurance can be given that the registrant and Subsidiaries' actual results will not vary significantly from the projected earnings.

                                   SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   NIPPON TELEGRAPH AND TELEPHONE
                                   CORPORATION



                                        By:     /s/ KAZUTO TSUBOUCHI
                                                --------------------
                                        Name:   Kazuto Tsubouchi
                                        Title:  Senior Manager
                                                Investor Relations Group
                                                Department IV


Date: November 20, 2000

1.   STATUS OF THE CORPORATE GROUP

The principal businesses of the NTT Group (NTT and its affiliates) cover regional, long-distance and international communications services, mobile communication services, and data communication services.

The business results of consolidated subsidiaries and their respective positions in the NTT Group are as follows:

(1)  Regional Communications Businesses
     ----------------------------------

The principal elements in this business consist of intra-prefectural communications services and related ancillary services pertaining to domestic communications services.

(Consolidated Subsidiaries)
Nippon Telegraph and Telephone East Corporation (NTT East), Nippon Telegraph and Telephone West Corporation (NTT West).

(2)  Long-Distance and International Communications Businesses
     ---------------------------------------------------------

The principal elements in this business consist of inter-prefectural communications services, international communications services and ancillary services pertaining to international communications services.

(Consolidated Subsidiaries)
NTT Communications Corporation, NTT America, Inc., NTT Rocky, Inc., NTTA&T Investment, Inc., ntta.com, inc., TELETECHNO, Inc., Milletechno, Inc., NTTA&A Investment, Inc., NTT MULTIMEDIA COMMUNICATIONS LABORATORIES, Inc., Autoweb Communications, Inc., NTT AUSTRALIA PTY. Ltd., NTT Worldwide Telecommunications Corporation, NTT EUROPE LTD., NTT MSC SDN. BHD., NTT SINGAPORE PTE. LTD., NTT (HONG KONG) LIMITED, NTT Taiwan Ltd., NTT Korea Co., Ltd., NTT do Brazil Participacoes Ltda.

(3)  Mobile Communications Businesses
     --------------------------------

The principal elements in this business consist of mobile telephone services, car telephone services, PHS services, paging services and related ancillary services.

(Consolidated Subsidiaries)
NTT DoCoMo, Inc., NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc.,

NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc., NTT DoCoMo Kyushu, Inc.

(4)  Data Communication Businesses
     -----------------------------

The principal elements in this business consist of systems integration services and network system services.

(Consolidated Subsidiary)
NTT Data Corporation

(5)  Other Businesses
     ----------------

Nippon Telegraph and Telephone Corporation

(Consolidated Subsidiaries)
     Other Affiliates of the Holding Company
NTT Power and Building Facilities Inc., NTT Urban Development Co., NTT Comware Corporation, NTT Leasing Co., Ltd., NTT Auto Leasing Co., Ltd., NTT Finance Japan Co.,Ltd, NTT Software Corporation., NTT Electronics Corporation, NTT Advanced Technology Corporation, NTT IT Corporation.

     Regional Communications Businesses Support Group
NTT-ME Hokkaido Co., Ltd., NTT-ME Tohoku Co., Ltd., NTT-ME Corporation, NTT-ME Tokai Co., Ltd., NTT-ME Hokuriku Co., Ltd., NTT-ME Kansai Co., Ltd., NTT-ME Chugoku Co., Ltd., NTT-ME Shikoku Co., Ltd., NTT-ME Kyushu Co., Ltd., NTT-Do Inc., NTT Directory Services Co., NTT Teleca Corporation.

     Long-Distance and International Businesses Support Group Verio Inc., NTT World Engineering Marine Corporation, and 22 other companies.


Group organizational chart appears on the following page.

                     ORGANIZATIONAL CHART OF THE NTT GROUP

                                   Customer

Regional Communications               Long-Distance and               Mobile Communications         Data Communication
Businesses                            International                   Businesses                    Businesses
* NTT East                            Communications Businesses       * NTT DoCoMo                   * NTT Data
* NTT West                             * NTT Communications           * eight regional DoCoMo
                                       * 18 international             companies
                                       companies

Other Businesses
Regional Communications               Long-Distance and               Mobile Communications         Data Communications
Support Group                         International                   Support Group                 Support Group
- Engineering Businesses              Communications Support          -  Engineering Businesses     - SE Services
* NTT-ME                              Group                           DoCoMo Engineering            NTT System Technologies
* eight regional NTT-ME companies,    -   Internet Related            DoCoMo Mobile, and others     NTT System Service, and others
  and others                          Businesses                      -  Others                     - Network Services
                                      NTTPC Communications            DoCoMo Service                NTT Data Financial
- Telephone Directory Businesses      NTT Satellite Communications,    DoCoMo Support               Dream Net, and others
* NTT Directory Services                and others                     Nippon Senpaku Tsushin,      - Others
  NTT Business Information Service.   -   Others                        and others                  NTT DATA Tokyo SMS
  and others                          * Verio Inc.                                                  NTT DATA Customer Service, and
- Telemarketing Businesses            * NTT World Engineering Marine,                               others
  NTT Telemarketing                     and others
  NTT Dynamic Telema, and others
- Internet Related
  Businesses
  Plala Networks, and others
- Others
* NTT Teleca, and others

 Other Affiliates of the Holding
 Company
- Engineering Businesses
* NTT Power and Building Facilities,
  and others
- Real Estate Businesses
* NTT Urban Development, and others
- SI and Information
  Processing
  Businesses
* NTT Comware
   Nippon Information and
   Communication, and others
-  Financing Businesses
*  NTT Leasing
*  NTT Auto Leasing, and others
-  Advanced Technologies
   Development Businesses
*  NTT Software
*  NTT Electronics, and others
-  Others
   NTT Business Associe
   NTT Advertising, and others

---------------------------
* Consolidated subsidiaries





                        ------------------------------
                        Nippon Telegraph and Telephone
                                 Corporation
                        ------------------------------

2.   BUSINESS OPERATION POLICY

(1)  Basic Business Operation Policy
     -------------------------------

The NTT Group is actively pursuing the development of new businesses as part of our efforts toward transformation into a "Global Information Sharing Corporate Group." Specific activities include: (1) further upgrading our network-based "information communication businesses", especially by improving our fiber optic access and other networks, and developing the information sharing markets including platforms, contents, and terminals; (2) undertaking worldwide information sharing businesses by providing comprehensive and seamless services in fixed, mobile, and data and IP formats; and (3) fully utilizing the advantages of assigning R&D functions to the holding company and other synergy effects to maximize the value of the entire Group and the development of its businesses. Each of the member companies of the NTT Group is committed to pursuing greater management efficiency while acting independently to take the initiative in developing new business opportunities, and thus making an active contribution to advancing Japan's "IT revolution" and to reinforcing the nation's international competitiveness.

(2)  Basic Principle concerning Profit Allocation
     --------------------------------------------

NTT believes it is very important for it to reinforce its financial standing and to serve the best interests of shareholders over the long run. As such, NTT has adopted as its basic principle the payment of appropriate dividends while acting to secure necessary levels of internal reserves.

Such internal reserves will be utilized to reinforce NTT's financial standing.

3.   BUSINESS RESULTS

(1)  First-Half Results for Fiscal Year Ending March 31, 2001
     --------------------------------------------------------

During the six-month period under review, severe conditions persisted in the Japanese economy. There were, however, continuing signs of a gradual improvement toward a self-sustaining economic recovery, especially in the corporate sector.

In the telecommunications markets, the numbers of Internet users and mobile telephone subscribers continued to increase, and the movement toward competition within a single global market accelerated with further globalization and the ongoing advance of seamless services.

In this rapidly changing business environment, NTT Group companies actively promoted the global information sharing businesses and worked toward the development of diversified services available at inexpensive rate.

Pursuant to these developments, NTT's first-half business results for the fiscal year ending March 31, 2001 were as follows. Consolidated operating revenue amounted to 5,485.8 billion yen (up 9.5% from the same period of the previous year), consolidated recurring profit amounted to 551.0 billion yen (up 11.9% from the same period of the previous year), and consolidated net profit reached
175.3 billion yen (down 27.1% from the same period of the previous year).

With respect to cash flow activities during the period under review, NTT obtained from its operating activities cash in the amount of 1,370.5 billion yen, spent 2,671.0 billion yen on investment activities, and obtained 672.8 billion yen from financing activities. As a result of these activities, NTT had cash and cash equivalents in the amount of 526.3 billion yen at the end of the period.

In accordance with basic profit-allocation principle presented above, for the period under review NTT will be distributing an interim cash dividend of 2,500 yen per share of common stock.

The business results of the principal member companies of the NTT Group during the period under review are as follows:

Nippon Telegraph and Telephone Corporation (Holding Company)
------------------------------------------------------------

NTT functions as a pure holding company for the NTT Group. While respecting independence of individual Group companies, NTT exercises its rights as a shareholder in accordance with the criteria of whether the activities of the individual companies are in harmony with the overall business objectives of the Group and whether appropriate initiatives are being taken in these directions. At the general shareholders' meetings of the NTT Group companies held during the period under review, NTT exercised its rights as a shareholder by voting in support of the profit allocation, director appointment, and other proposals of the individual companies, which it judged to be appropriate in view of their financial standing, internal reserve conditions, and business operating conditions during the previous year (fiscal year ending March 31, 2000). As a result, NTT received a total of 68.4 billion yen in dividends.

During the period under review, in order to achieve efficient group management and increase the synergy effect from the Group companies' operations, NTT set the business direction for the entire NTT Group, and for each of the individual Group companies based on this overall direction by compiling the NTT Group Three-Year Business Plan, and by otherwise providing guidance and intermediary services to the individual companies. During the period under review, NTT received total payments of 12.4 billion yen in compensation for these services.

In addition, NTT conducted diverse research and development activities related to the information sharing infrastructure, including the development of an "SC light source" that enables wavelength multiplex communication carrying over

1,000 channels.  During the period under review, NTT received total payments of
100.7 billion yen as compensation for these basic research and development activities.

Pursuant to these activities, NTT's stand-alone business results for the period under review were as follows. Operating revenue amounted to 199.1 billion yen (down 87.0% from the same period of the previous year), recurring profit amounted to 104.1 billion yen (down 2.0% from the same period of the previous year), and the net profit for the period was 161.3 billion yen (up 8.2% from the same period of the previous year). The substantial declines in operating revenue and other performance indices were the result of the transfer of various businesses to NTT East, NTT West, and NTT Communications on July 1, 1999. If these businesses had not been transferred, it is estimated that during the period under review NTT would have posted 2,968.1 billion yen in operating revenue (down 0.8% from the same period of the previous year), 99.3 billion yen in recurring profit (down 18.4% from the same period of the previous year), and net profit of 114.9 billion yen (down 2.3% from the same period of the previous year).

Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and
------------------------------------------------------------------------
Telephone West Corporation
--------------------------

NTT East and NTT West provide intra-prefectural communications services. While striving to provide stable universal services, these two regional operating companies have also actively worked toward upgrading and diversifying their services, reducing user fees, and improving the overall efficiency of their operations.

The regional operating companies have been offering an IP connection service, which provides flat-rate access to the Internet via ISDN lines, to existing INS-Net customers on an experimental basis. Based on the customer response during the trial period, they have decided to reduce the fixed monthly fees, expand the provision area, and launch the service on a full-fledged basis under the new name "FLET'S ISDN". The regional operating companies have also decided to reduce their long-distance intra-prefectural telephone charges.

NTT East and NTT West will be implementing additional personnel reductions to respond to the harsh business environment that has arisen from intensified competition and other factors. Voluntary retirement programs will be instituted during the second half of fiscal year ending March 31, 2001 and throughout fiscal year ending March 31, 2002.

As a result of these activities, NTT East registered operating revenues of 1,383.8 billion yen for the period under review, while NTT West reported operating revenues of 1,315.2 billion yen.

NTT Communications Corporation
------------------------------

NTT Communications provides inter-prefectural and international communications services, and has been placing top priority on developing its business by upgrading existing services and establishing a structure for the provision of global IP services.

During the period under review, NTT Communications reduced its fees for both inter-prefectural and international communications services, expanded its OCN services, and launched various IP services on a full-fledged basis.

Additionally, NTT Communications purchased the U.S. Internet solutions provider Verio Inc. to enhance its abilities to provide advanced IP and other global services.

As a result of these activities, NTT Communications registered operating revenues of 664.8 billion yen for the period under review.

NTT Data Corporation
--------------------

NTT Data primarily provides systems integration and network system services, and has been placing top priority on reinforcing the competitiveness of its systems integration business and on advancing and strengthening new business fields.

During the period under review, NTT Data continued to provide stable services for large-scale systems, endeavored to expand its capabilities and develop peripheral businesses, and also actively promoted its outsourcing businesses and other consigned works.

Additionally, NTT Data advanced its "IT Partner Business", whereby new ventures are created through operating alliances and joint investment with clients, as well as its "Service Provider Business" which offers a full line of essential services to information network firms.

As a result of these activities, NTT Data registered operating revenues of 340.8 billion yen for the period under review (up 11.5% from the same period of the previous year).

NTT DoCoMo, Inc.
----------------

NTT DoCoMo primarily provides mobile telephone services, PHS services, and pager services, and has been developing its business through the diversification of services, the reduction of user fees, and efforts toward the realization of full-scale mobile multimedia.

During the period under review, NTT DoCoMo endeavored to expand the contents and improve the quality of its "i-mode" services, released a new series of i-mode compatible mobile telephones and other new products, reduced user fees, launched the world's smallest and lightest datacard PHS, and worked to promote greater usage and to cultivate new demand.

Additionally, in order to promote the global development of the next-generation mobile communications system IMT-2000 and of mobile multimedia, NTT DoCoMo took equity stakes in the Dutch cellular holding company KPN Mobile N.V., which controls several mobile common carriers, primarily in Europe, and in the British holding company Hutchison 3G UK Holdings Ltd., which holds next-generation mobile telephone licenses.

As a result of these activities, NTT DoCoMo and its eight regional subsidiaries registered total operating revenues of 2,330.0 billion yen for the period under review (up 26.5% from the same period of the previous year).

(2)  Projections for Fiscal Year Ending March 31, 2001
     -------------------------------------------------

During the second half of fiscal year ending March 31, 2001, the Japanese economy is expected to gradually improve as household income has stopped declining and corporate capital investment is recovering.

In the information communications sector, the intensification of competition is projected to spur further industry restructuring and service diversification.

In this business environment, the NTT Group aims to provide a full line of low-priced fiber optic access, DSL, ISDN, and other services. The NTT Group is moving forward with its research and development efforts to create revolutionary applications that capitalize on the unique characteristics of fiber optics, and to develop the telecommunications technologies and information sharing platform technologies required to support this. The entire NTT Group is also addressing the reallocation of personnel and other cost reduction measures at NTT East and NTT West toward solidifying the management foundations of both regional operating companies as quickly as possible.

The projections for the full fiscal year ending March 31, 2001 are as follows. Consolidated operating revenues are projected to reach 11,323.0 billion yen (up 8.7% from the previous year). Consolidated recurring profit is projected to total 747.0 billion yen (down 9.5% from the previous year), while consolidated net profit is projected to reach 186.0 billion yen.

For the fiscal year ending March 31, 2001, we expect to offer common dividends of 5,000 yen per share.

In accordance with the resolutions passed at the NTT Board of Directors meetings held on September 29, 2000 and October 23, 2000, NTT implemented a capital increase via a public stock offering of 300,000 new shares on November 10, 2000.

Attachment 4

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                   ------------------------------------------
                         NON-CONSOLIDATED BALANCE SHEET
                         ------------------------------
                   (Based on Japanese Accounting Principles)


                                                        March 31, 2000       September 30, 2000
                                                        ---------------      ------------------
                                                           Millions       Millions        Millions
                                                            of Yen         of Yen          of US$
                                                            ------         ------          ------
ASSETS
------
CURRENT ASSETS                                              765,801         453,965         4,203
FIXED ASSETS                                              7,303,161       7,325,442        67,828

TOTAL ASSETS                                              8,068,962       7,779,408        72,031
                                                          =========       =========        ======

LIABILITIES
-----------

CURRENT LIABILITIES:
  Current portion of long-term debt                         250,503         313,362         2,901
   Accounts payable, trade                                   11,492           4,523            41
  Accrued taxes on income                                       ---          82,896           767
  Other                                                     538,716          72,192           668
 Total current liabilities                                  800,712         472,974         4,379
                                                          ---------       ---------        ------

LONG-TERM LIABILITIES:
  Long-term debt                                          2,425,854       2,285,406        21,161
  Liability for employees' severance payments                26,225          33,520           310
  Other                                                         497             488             4
 Total long-term liabilities                              2,452,576       2,319,415        21,476
                                                          ---------       ---------        ------

TOTAL LIABILITIES                                         3,253,288       2,792,390        25,855
                                                          ---------       ---------        ------

SHAREHOLDERS' EQUITY
--------------------

  Common stock                                              795,600         795,600         7,366
  Additional paid-in capital                              2,530,476       2,530,476        23,430
  Legal reserve                                             123,372         127,336         1,179
  Special depreciation reserve                               31,567          24,278           224
  Reserve for buy-back of shares                                  0             ---           ---
   General reserves                                         895,000       1,045,000         9,675
   Unappropriated retained earnings                         439,656         414,714         3,839
   Unrealized gain on securities                                ---          49,612           459

TOTAL SHAREHOLDERS' EQUITY                                4,815,673       4,987,017        46,176
                                                          ---------       ---------        ------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                8,068,962       7,779,408        72,031
                                                          =========       =========        ======

Note: Yen amounts have been translated, for convenience only, at \108=US$1.00, the approximate exchange rate on September 29, 2000. Fractions are rounded down.

Attachment 5


                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                   ------------------------------------------
                      NON-CONSOLIDATED STATEMENT OF INCOME
                      ------------------------------------
                   (Based on Japanese Accounting Principles)


                                                 Six-months Ended September 30
                                                ------------------------------
                                                  1999           2000
                                                 -------       ---------
                                                Millions   Millions   Millions
                                                of Yen     of Yen     of US$
                                                ---------  --------   --------
OPERATING REVENUES                              1,528,871   199,144      1,843

OPERATING EXPENSES                              1,427,227   110,135      1,019

OPERATING INCOME                                  101,644    89,009        824

NON-OPERATING REVENUES                             68,671    66,263        613
NON-OPERATING EXPENSES                             63,946    51,082        472

RECURRING PROFIT                                  106,368   104,189        964

EXTRAORDINARY PROFIT                               71,827   131,557      1,218

EXTRAORDINARY LOSS                                  4,293     7,376         68

INCOME BEFORE TAXES                               173,902   228,370      2,114

CORPORATION, INHABITANT AND ENTERPRISE TAXES
 CURRENT                                           24,800   100,000        925
 DEFERRED                                             ---   (33,000)      (305)

NET INCOME                                        149,102   161,370      1,494
                                                ---------   -------      -----

Note: Yen amounts have been translated, for convenience only, at \108=US$1.00, the approximate exchange rate on September 29, 2000. Fractions are rounded down.

Attachment 1

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                          CONSOLIDATED BALANCE SHEET
                          --------------------------
                   (Based on Japanese Accounting Principles)

                                                 March 31, 2000     September 30, 2001
                                                 --------------     -------------------
                                                    Millions       Millions    Millions
                                                     of Yen         of Yen      of US$
                                                     ------         ------      ------
ASSETS
------
 FIXED ASSETS                                        14,834,418   16,361,002    151,490
 CURRENT ASSETS                                       3,577,281    3,215,144     29,769

TOTAL ASSETS                                         18,411,700   19,576,146    181,260
                                                     ==========   ==========    =======

LIABILITIES
-----------

LONG-TERM LIABILITIES:
  Long-term debt                                      4,318,019    4,083,059     37,806
  Liability for employees' severance payments         2,950,326    3,243,298     30,030
  Other                                                 584,781      610,519      5,652
 Total long-term liabilities                          7,853,127    7,936,878     73,489
                                                     ----------   ----------    -------

CURRENT LIABILITIES:
  Current portion of long-term debt                     820,736      819,997      7,592
   Accounts payable, trade                              759,679      611,408      5,661
   Short-term borrowings                                347,290    1,294,117     11,982
  Accrued taxes on income                               346,896      374,564      3,468
  Other                                               1,277,805    1,253,508     11,606
 Total current liabilities                            3,552,407    4,353,597     40,311
                                                     ----------   ----------    -------

TOTAL LIABILITIES                                    11,405,535   12,290,475    113,800
                                                     ----------   ----------    -------

MINORITY INTEREST IN CONSOLIDATED
---------------------------------
SUBSIDIARIES                                            869,548      959,000      8,879
------------                                         ----------   ----------    -------

SHAREHOLDERS' EQUITY
--------------------

  Common stock                                          795,600      795,600      7,366
  Additional paid-in capital                          2,530,476    2,530,476     23,430
 Retained earnings                                    2,810,591    2,913,661     26,978
  Unrealized gain on securities                             ---       90,653        839
  Foreign currency translation adjustment               (13,958)      (3,688)       (34)
   Treasury stock                                           (51)         (30)        (0)

TOTAL SHAREHOLDERS' EQUITY                            6,136,616    6,326,671     58,580
                                                     ----------   ----------    -------

TOTAL LIABILITIES,MINORITY INTEREST IN
CONSOLIDATED SUBSIDIARIES AND
SHAREHOLDERS' EQUITY                                 18,411,700   19,576,146    181,260
                                                     ==========   ==========    =======

Note: Yen amounts have been translated, for convenience only, at \108=US$1.00, the approximate exchange rate on September 30, 2000. Fractions are rounded down.

Attachment 2

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                       CONSOLIDATED STATEMENT OF INCOME
                       --------------------------------
                   (Based on Japanese Accounting Principles)


                                      Six-months Ended September 30
                                      -----------------------------
                                        1999       2000
                                     ---------  ---------
                                     Millions   Millions   Millions
                                      of Yen     of Yen     of US$
                                      ------     ------     ------
OPERATING REVENUES                   5,009,196  5,485,818    50,794

OPERATING EXPENSES                   4,445,311  4,875,523    45,143

OPERATING INCOME                       563,885    610,294     5,650

NON-OPERATING REVENUES                  30,166     36,802       340

NON-OPERATING EXPENSES                 101,840     96,091       889

RECURRING PROFIT                       492,210    551,005     5,101

EXTRAORDINARY PROFIT                    69,253    131,557     1,218

EXTRAORDINARY LOSS                      31,800    208,862     1,933

INCOME BEFORE TAXES                    529,663    473,699     4,386

CORPORATION, INHABITANT                222,263    206,145     1,908
AND ENTERPRISE TAXES

MINORITY INTEREST IN CONSOLIDATED
SUBSIDIARIES                            66,994     92,187       853

NET INCOME                             240,405    175,366     1,623
                                     ---------  ---------    ------

Note: Yen amounts have been translated, for convenience only, at \108=US$1.00, the approximate exchange rate on September 30, 2000. Fractions are rounded down.

Attachment 3

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                     ------------------------------------
                   (Based on Japanese Accounting Principles)

                                                                       Six-months Ended September 30
                                                                       -----------------------------
                                                                                    2000
                                                                                    ----
                                                                         Millions        Millions
                                                                          of Yen          of US$
                                                                          ------          ------
Cash flows from operating activities:
Income before taxes                                                         473,699         4,386
Depreciation and amortization                                             1,247,666        11,552
Loss on sale or disposal of property, plant and equipment                    75,443           698
Increase (decrease) in liability for employees' severance payments          292,972         2,712
(Increase) decrease in notes and accounts receivable, trade                (317,434)       (2,939)
Increase (decrease) in accounts payable, trade and accrued payroll          (50,107)         (463)
Increase (decrease) in accrued consumption tax                              (14,094)         (130)
Other                                                                      (145,518)       (1,347)
------------------------------------------------------------------------------------------------------
                                                                          1,562,627        14,468
------------------------------------------------------------------------------------------------------
 Proceeds from interest and dividends                                         2,232            20
 Payments for interest                                                      (70,026)         (648)
 Payments for taxes on income                                              (124,259)       (1,150)
------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                              1,370,573        12,690
------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
Payments for property, plant and equipment                               (1,479,066)      (13,695)
Acquisition of investments                                                 (644,695)       (5,969)
Other                                                                      (547,264)       (5,067)
------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                 (2,671,026)      (24,731)
------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
Proceeds from issuance of long-term debt                                     91,123           843
Payments for settlement of long-term debt                                  (327,920)       (3,036)
Increase (decrease) in short-term borrowings                                951,742         8,812
Dividends paid                                                              (39,586)         (366)
Other                                                                        (2,492)          (23)
------------------------------------------------------------------------------------------------------
   Net cash provided (used) by financing activities                         672,866         6,230
------------------------------------------------------------------------------------------------------
Effect of exchanges on cash and cash equivalents                             (1,382)          (12)
------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                                  (628,968)       (5,823)
Cash and cash equivalents at beginning of year                            1,155,275        10,696
------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                    526,306         4,873
======================================================================================================

Note: Yen amounts have been translated, for convenience only, at \108=US$1.00, the approximate exchange rate on September 30, 2000. Fractions are rounded down.

Attachment 6

                                      Nippon Telegraph and Telephone Corporation
                                                               November 20, 2000

           NTT's Shares and Shareholders (as of September 30, 2000)

1.   Classification of Shareholders

-------------------------------------------------------------------------------------------------------------------
                                           NTT's Shares and Shareholders
             -----------------------------------------------------------------------------------------
                                                                  Foreign
   Details     Government                             Other     Corporations,  Domestic                  Odd-Lot
               and Public   Financial   Securities   Domestic       etc.      Individuals,    Total      Shares
                 Bodies    Institutions    Firms   Corporations (Individuals)    etc.

-------------------------------------------------------------------------------------------------------------------
Total Holders                                                           1,333
                         6         785         163       15,505           (90)  1,364,003   1,381,795
===================================================================================================================
 Total Shares                                                       2,264,179
                 8,414,953   1,984,319      50,005      332,527          (252)  2,746,094  15,792,077       42,513
        -----------------------------------------------------------------------------------------------------------
        %                                                               14.34
                     53.29       12.56        0.32         2.10         (0.00)      17.39      100.00
-------------------------------------------------------------------------------------------------------------------

  Note:1. "Other Domestic Corporations" includes 8,192 shares under the name of Japan Securities Depository Center, and "Odd-Lot Shares" includes
           0.72 shares under the name of Japan Securities Depository Center.

       2. "Domestic Individuals, etc." includes 49 shares of treasury stock, and "Odd-Lot Shares" includes 0.40 shares of treasury stock. The actual number of treasury stocks at the end of September 30, 2000 was 24.40.

       3.  The number of shareholders who own only odd-lot shares is 266,261.

2.   Classification by Number of Shares

---------------------------------------------------------------------------------------------------------------------
                                              NTT's Shares and Shareholders
               ------------------------------------------------------------------------------------------
    Details       At Least   At Least   At Least   At Least   At Least   At Least 5  At Least 1   Total     Odd-Lot
                    1,000       500        100         50         10                                        Shares
---------------------------------------------------------------------------------------------------------------------
   Number of             403        194      1,246      1,352     25,418     63,226   1,289,956   1,381,795
    Holders
            ---------------------------------------------------------------------------------------------------------
             %          0.03       0.01       0.09       0.10       1.84       4.58       93.35      100.00
=====================================================================================================================
  Total Shares    12,686,698    134,295    250,113     88,254    394,686    379,562   1,858,469  15,792,077    42,513
            ---------------------------------------------------------------------------------------------------------
             %         80.34       0.85       1.58       0.56       2.50       2.40       11.77      100.00
---------------------------------------------------------------------------------------------------------------------

Note: 1. "At Least 1,000" includes 8,192 shares under the name of the Japan Securities Depository Center, and "Odd-Lot Shares" includes 0.72 shares under the name of Japan Securities Depository Center.

      2. "At Least 10" includes 49 shares of treasury stock, and "Odd-Lot Shares" includes 0.40 shares of treasury stock.

3.   Principal Shareholders

   ------------------------------------------------------------------------------------------------------------------------
                          Name                                       Share Holdings        Percent of Total Shares Issued
   ------------------------------------------------------------------------------------------------------------------------
   The Minister of Finance                                           8,414,884.26                       53.14
   State Street Bank and Trust Company                                 261,054.00                        1.65
   The Sumitomo Trust & Banking Co., Ltd.                              250,948.00                        1.58
   The Mitsubishi Trust and Banking Corporation                        200,599.00                        1.27
   The Chase Manhattan Bank, N.A. London                               184,161.00                        1.16
   The Chase Manhattan Bank, N.A. London SL Omnibus Account            130,366.00                        0.82
   NTT Employee Share-Holding Association                              130,154.22                        0.82
   Nippon Life Insurance Company                                       108,364.68                        0.68
   Boston Safe Deposit PSDT, Treaty Clients Omnibus                    106,873.00                        0.67
   Moxley and Company                                                  100,881.00                        0.64
   ------------------------------------------------------------------------------------------------------------------------
                              Total                                  9,888,285.16                       62.45
   ------------------------------------------------------------------------------------------------------------------------


                                                                                     Nippon Telegraph and Telephone East Corporation
                                                                                                                  November  20, 2000

                                               Non-Consolidated Statement of Income
                                       Interim Results for Fiscal Year Ending March 31, 2001
                                             (Based on Japanese Accounting Principles)

Profit and Loss
                                                                                                             (Unit: Billions of Yen)
                        Details                          Six-Months Ended Sept. 30, 2000          Three-Months Ended Sept. 30, 1999

                   Operating Revenues                                           1,383.8                                       696.5


                   Operating Expenses                                           1,337.6                                       681.4


                    Operating Income                                               46.1                                        15.1


                  Non-Operating Income                                            (15.6)                                       (4.1)


                    Recurring Profit                                               30.5                                        10.9

                   Extraordinary Loss                                               8.7                                           -

                  Income Before Taxes                                              21.7                                        10.9

                      Income Taxes                                                  9.7                                        18.1

                       Net Income                                                  12.0                                        (7.1)

Note: The cumulative effect of the change in accounting principles for severance indemnities (87.3 billion) is devided evenly over a five-year period(17.4billion per year).


Projection for Fiscal Year Ending March 31, 2001

                                                                                                           (Unit: Billions of Yen)

                        Details                         Fiscal Year Ending March 31, 2001         Nine-Months Ended March 31, 2000

                   Operating Revenues                                             2,803.0                                  2,154.7

                    Operating Income                                                 40.0                                     70.7

                    Recurring Profit                                                 20.0                                     56.7

                       Net Income                                                    (4.0)                                  (157.2)

Breakdown of Operating Revenues and Operating Expenses

 (1) Operating Revenues

                                                                                                             (Unit: Billions of Yen)

                             Service                                    Six-Months Ended          Three-Months Ended
                                                                          Sept. 30, 2000             Sept. 30, 1999
         Voice Transmission Services Revenues                                      995.6                      514.8

             Telephone Services Revenues*                                          744.0                      420.0

                  Monthly Charge Revenues*                                         381.3                      202.7

                  Call Rates Revenues*                                             274.0                      168.4

                      Interconnection Call Revenues*                                98.0                       74.4

             ISDN Services Revenues*                                               251.2                       94.5

         Data Transmission Services Revenues                                         1.6                        0.3

         Leased Circuit Services Revenues                                          183.2                       91.3

             High-Speed Digital Circuits Services Revenues*                         70.6                       36.7

         Telegram Services Revenues                                                 18.0                        8.0

         Other Telecommunications Services Revenues                                 71.6                       35.3

         Related Business Revenues                                                 113.5                       46.5

             System Integration Service Revenue and Other*                          34.3                       13.8

         Total                                                                   1,383.8                      696.5

    (Reference) Information Network Services Revenues                              314.7                      126.8

 * Listed again

 (2) Operating Expenses

                                                                                                 (Unit: Billions of Yen)

                          Details                                    Six-Months Ended         Three-Months Ended
                                                                       Sept. 30, 2000             Sept. 30, 1999
      Personnel                                                                 318.4                      156.5

      Cost of Supplies                                                          609.3                      313.9

      Service Fees for Subcontractors                                            12.6                        7.2

      Depreciation                                                              318.3                      160.5

      Retirement of Fixed Assets                                                 31.6                       22.5

      Miscellaneous Taxes                                                        47.1                       20.5

      Total                                                                   1,337.6                      681.4

   (Reference) Non-Operating Expenses                                            37.6                       15.1

      Financial Expenses*                                                        17.0                       10.8

Assets,Liabilities and Shareholders' Equity

                                                                                                  (Unit: Billions of Yen)

                 Details                     Sept. 30, 2000   March 31, 2000   Increase (Decrease)     Percent Increase (Decrease)
      Fixed Assets                               4,330.4           4,399.6               (69.1)                  (1.6)

      Current Assets                               743.5             936.9              (193.4)                 (20.6)

  Total Assets                                   5,074.0           5,336.5              (262.5)                  (4.9)

      Long-Term Liabilities                      2,208.5           2,296.4               (87.8)                  (3.8)

      Current Liabilities                          779.4             966.2              (186.7)                 (19.3)

  Total Liabilities                              2,988.0           3,262.6              (274.6)                  (8.4)

  Interest-Bearing Liabilities*                  1,056.4           1,331.0              (274.5)                 (20.6)

  Shareholders' Equity                           2,086.0           2,073.9                12.0                    0.6

  Total of Liabilities and Shareholders' Equity  5,074.0           5,336.5              (262.5)                  (4.9)

* Listed again

Cash Flows

                                                                         (Unit: Billions of Yen)

               Details                          Six-Months Ended                 Nine-Months Ended
                                                  Sept. 30, 2000                   March 31, 2000
Cash Flows from Operating Actitvities                      475.9                            575.1

Cash Flows from Investing Actitvities                     (311.5)                          (402.1)

Cash Flows from  Financing Actitvities                    (274.5)                            (5.3)

Cash and Cash Equivalents at end of year                    63.7                            173.9

Reference

  1.Number of Subscriber Lines

                                                                                                              Percent Increase
                 Details                          Sept. 30, 2000    Sept. 30, 1999    Increase (Decrease)         (Decrease)
  Number of Telephone Subscriber Lines(1,000)             26,548            28,359                (1,810)                (6.4)

  Number of ISDN Subscriber Lines(1,000)                   4,933             3,099                 1,894                 61.1

  Number of  Subscriber Lines                             31,541            31,458                    84                  0.3

  Note: 1. "Number of Telephone Subscriber Lines" is the total of individual lines and central station lines.
        2. "Number of ISDN Subscriber Lines"(consisting of INS-Net 64,INS-Net 1500 and INS-Net 64 Light) is calculated in terms of INS-Net64.


  2.Number of Employees

                                                                                                              (Unit: Employees)
                                                                                                               Percent Increase
                      Details                     Sept. 30, 2000   Sept. 30, 1999   Increase (Decrease)           (Decrease)
       Number of Employees                             57,350            59,550               2,200                  (3.7)
  3.Capital Expenditures
                                                                                (Unit: Billions of Yen)

                      Details                      Six-Months Ended         Three-Months Ended
                                                     Sept. 30, 2000             Sept. 30, 1999
       Capital Expenditures                                 246.7                       157.7

                                                                                     Nippon Telegraph and Telephone West Corporation
                                                                                                                  November  20, 2000

                                               Non-Consolidated Statement of Income
                                       Interim Results for Fiscal Year Ending March 31, 2001
                                             (Based on Japanese Accounting Principles)

Profit and Loss
                                                                                                             (Unit: Billions of Yen)

                Details                        Six-Months Ended Sept. 30, 2000               Three-Months Ended Sept. 30, 1999

           Operating Revenues                                          1,315.2                                           679.8


           Operating Expenses                                          1,347.3                                           693.4


            Operating Income                                             (32.0)                                          (13.6)


          Non-Operating Income                                            (9.5)                                           (8.1)

            Recurring Profit                                             (41.6)                                          (21.7)

           Extraordinary Loss                                             10.7                                               -

          Income Before Taxes                                            (52.3)                                          (21.7)

              Income Taxes                                               (21.3)                                            5.3

               Net Income                                                (31.0)                                          (27.1)

Note: The cumulative effect of the change in accounting principles for severance indemnities (107.5 billion) is divided evenly over a five-year period(21.5 billion per year) and included under extraordinary loss.

Projection for Fiscal Year Ending March 31, 2001

                                                                                                             (Unit: Billions of Yen)

          Details                       Fiscal Year Ending March 31, 2001                Nine-Months Ended March 31, 2000
     Operating Revenues                                           2,674.0                                         2,071.6

      Operating Income                                              (81.0)                                          (27.8)

      Recurring Profit                                              (92.0)                                          (43.0)

         Net Income                                                 (72.0)                                         (239.2)

Breakdown of Operating Revenues and Operating Expenses
 (1) Operating Revenues

                                                                                                             (Unit: Billions of Yen)

                                Service                                               Six-Months Ended    Three-Months Ended
                                                                                        Sept. 30, 2000        Sept. 30, 1999
     Voice Transmission Services Revenues                                                        957.3                 505.2

         Telephone Services Revenues*                                                            742.5                 427.4

             Monthly Charge Revenues*                                                            376.3                 199.5

             Call Rates Revenues*                                                                273.1                 170.7

                  Interconnection Call Revenues*                                                  88.7                  69.7

         ISDN Services Revenues*                                                                 214.0                  77.4

     Data Transmission Services Revenues                                                           1.6                   0.3

     Leased Circuit Services Revenues                                                            144.9                  75.1

         High-Speed Digital Circuits Services Revenues*                                           51.0                  28.4

     Telegram Services Revenues                                                                   19.3                   8.6

     Other Telecommunications Services Revenues                                                   85.1                  39.2

     Related Business Revenues                                                                   106.7                  51.0

         Sale of telecommunication equipment, System Integration
         Service Revenue and Other*                                                               86.6                  43.9

     Total                                                                                     1,315.2                 679.8

(Reference) Information Network Services Revenues                                                259.4                 102.2

* Listed again

(2)Operating Expenses

                                                                                                             (Unit: Billions of Yen)

                                   Details                      Six-Months Ended                    Three-Months Ended
                                                                  Sept. 30, 2000                        Sept. 30, 1999
   Personnel                                                               351.3                                 174.2
   Cost of Supplies                                                        588.3                                 316.1
   Service Fees for Subcontractors                                          12.1                                   6.7
   Depreciation                                                            303.5                                 152.3
   Retirement of Fixed Assets                                               43.2                                  24.6
   Miscellaneous Taxes                                                      48.7                                  19.2

   Total                                                                 1,347.3                                 693.4

(Reference) Non-Operating Expenses                                          28.3                                  17.2

       Financial Expenses*                                                  15.4                                   9.4

  * Listed again

Assets,Liabilities and Shareholders' Equity

                                                                                                             (Unit: Billions of Yen)

                     Details                      Sept. 30, 2000       March 31, 2000      Increase (Decrease)    Percent Increase
                                                                                                                         (Decrease)
     Fixed Assets                                       4,132.7               4,179.1                  (46.3)                (1.1)

     Current Assets                                       815.7                 933.3                 (117.6)               (12.6)

 Total Assets                                           4,948.4               5,112.5                 (164.0)                (3.2)

     Long-Term Liabilities                              2,384.4               2,392.1                   (7.7)                (0.3)

     Current Liabilities                                  713.0                 838.2                 (125.2)               (14.9)

 Total Liabilities                                      3,097.5               3,230.4                 (132.9)                (4.1)

 Interest-Bearing Liabilities*                          1,043.3               1,184.0                 (140.7)               (11.9)

 Shareholders' Equity                                   1,850.9               1,882.0                  (31.0)                (1.7)

 Total of Liabilities and Shareholders' Equity          4,948.4               5,112.5                 (164.0)                (3.2)

* Listed again

Cash Flows

                                                                                                             (Unit: Billions of Yen)

                             Details                              Six-Months Ended             Nine-Months Ended
                                                                    Sept. 30, 2000                March 31, 2000
         Cash Flows from Operating Actitvities                               405.4                         556.8

         Cash Flows from Investing Actitvities                              (299.5)                       (382.2)

         Cash Flows from Financing Actitvities                              (140.7)                         26.1

         Cash and Cash Equivalents at end of year                            168.3                         203.2

Reference

    1.Number of Subscriber Lines

                             Details                      Sept. 30, 2000   Sept. 30, 1999   Increase (Decrease)  Percent Increase
                                                                                                                     (Decrease)
         Number of Telephone Subscriber Lines(1,000)             27,163           28,929               (1,766)            (6.1)

         Number of ISDN Subscriber Lines(1,000)                   4,373            2,602                1,771             68.1

         Number of  Subscriber Lines                             31,536           31,531                    5              0.0

    Note: 1. "Number of Telephone Subscriber Lines" is the total of individual lines and central station lines.
          2. "Number of ISDN Subscriber Lines"(consisting of INS-Net 64,INS-Net 1500 and INS-Net 64 Light) is calculated in terms of INS-Net64.

    2.Number of Employees

                                                                                                               (Unit: Employees)

                                                                                                          Percent Increase
                    Details          Sept. 30, 2000       Sept. 30, 1999      Increase (Decrease)           (Decrease)
         Number of Employees              63,850               67,200                (3,350)                   (5.0)

    3.Capital Expenditures
                                                                                                             (Unit: Billions of Yen)

                    Details                           Six-Months Ended                  Three-Months Ended
                                                        Sept. 30, 2000                      Sept. 30, 1999
         Capital Expenditures                                    268.8                               141.2

                                                                November 17,2000
                                                  NTT Communications Corporation


                     NON-CONSOLIDATED STATEMENTS OF INCOME
                   (based on Japanese accounting principles)

                                                                 Billions of Yen
                                                                 ---------------

                                              Six Months Ended                    Period Beginning May 28

                                               Sept. 30, 2000                     And Ended Sept. 30, 1999
                                               --------------                     ------------------------
Operating Revenues                                           664.8                                     357.6

Operating Expenses                                           638.9                                     324.2

Operating Income                                              25.8                                      33.3

Non-Operating Income                                          (5.4)                                      0.8

Recurring Profit                                              20.4                                      34.2

Extraordinary Loss                                             9.0                                         -

Income before Taxes                                           11.3                                      34.2

Income Taxes                                                   4.8                                      17.0

Net Income                                                     6.5                                      17.1

Note: Fractions are rounded down. The cumulative effect of the change in accounting principles for liability for indemnities(\9 billion) is indecated as a one-time expense at the beginning of the interim period.


                   PROJECTION FOR YEAR ENDING MARCH 31, 2001
                   (based on Japanese accounting principles)

                                                                 Billions of Yen
                                                                 ---------------

                                              Fiscal Year Ending                 Period Beginning May 28

                                                March 31, 2001                  And Ended March 31, 2000
                                                --------------                  ------------------------
Operating Revenues                                        1415.0                                     1075.3

Operating Income                                           116.0                                      129.5

Recurring Profit                                           104.0                                      127.7

Net Income                                                  55.0                                       72.8

Note: Fractions are rounded down.

            BREAKDOWN OF OPERATING REVENUES AND OPERATING EXPENSES
                   (based on Japanese accounting principles)

                                                                                 Billions of Yen
                                                                                 ---------------

                                                    Six Months Ended     Period Beginning May 28
                                                     Sept. 30, 2000      And Ended Sept.30, 1999
                                                    ----------------     -----------------------
OPERATING REVENUES

Voice Transmission Services                               390.3                    225.8

 Major Item:

 Telephone Services Revenues                              261.3                    172.1

Data Transmission Services Revenues                       120.4                     52.1

 Major Items:

 Open Computer Network Services Revenues                   32.2                     10.9

 Frame-Relay Services Revenues                             29.5                     11.2

 Packet-Exchange Services Revenues                         46.8                     25.2

Leased-Circuit Services Revenues                          115.1                     62.7

 Major Items:

 Conventional Leased-Circuit Services Revenues             19.6                     11.9

 High-Speed Digital Circuits Services Revenues             51.1                     24.4

Other Telecommunications Services Revenues                  1.6                      0.4

Related-Business Revenues                                  37.2                     16.4

Total                                                     664.8                    357.6

OPERATING EXPENSES

Personnel                                                  42.4                     19.1

Cost of Supplies                                          241.1                    103.5

Depreciation                                               58.8                     31.9

Retirement of Fixed Assets                                  1.9                      2.2

Communication Network Charges                             288.4                    163.8

Miscellaneous Taxes                                         6.0                      3.5

Total                                                     638.9                    324.2

Reference:

Non-Operating Expenses                                     18.1                      5.6

Major Item:

Financial Expenses                                          9.3                      3.5

Note: Fractions are rounded down.

                                 BALANCE SHEET
                   (based on Japanese accounting principles)


                                                                                               Billions of Yen
                                                                                               ---------------

                                                                                 Increase           % Increase
                                     Sept. 30, 2000     March. 31, 2000          (Decrease)         (Decrease)
                                     --------------     ---------------          ----------         ----------
ASSETS

Fixed Assets                              1544.6               963.2                  581.4            60.4
Current Assets                             458.3               457.6                    0.6             0.1
Total Assets                              2002.9              1420.8                  582.0            41.0

LIABILITIES

Long-Term Liabilities                      575.9               472.0                  103.8            22.0
Current Liabilities                        932.2               430.6                  501.5           116.5
Total Liabilities                         1508.2               902.7                  605.4            67.1
 Major Item:
 Interest-Bearing Liabilities             1102.8               478.1                  624.6           130.6

SHAREHOLDERS' EQUITY                       494.7               518.1                  (23.4)          (4.5)

TOTAL OF LIABILITIES AND AND              2002.9              1420.8                  582.0           41.0
 SHAREHOLDERS' EQUITY

Note: Fractions are rounded down.


                                   CASH FLOWS
                   (based on Japanese accounting principles)


                                                                               Billions of Yen
                                                                               ---------------

                                                   Six Months Ended          Nine Months Ended
                                                     Sept. 30, 2000           March.31, 2000
                                                   ----------------          ------------------
Cash Flows from Operating Activities                    120.6                       180.4
Cash Flows from Investing Activities                   (748.0)                     (132.8)
Cash Flows from Financing Activities                    563.4                        63.6
Cash and Cash Equivalents at end of year                 48.5                       112.3

Reference

1.   Number of Employees

                 Sept. 30,      Sept. 30,      Increase     % Increase
                    2000           1999       (Decrease)    (Decrease)
                 --------       --------      ----------    ----------
                   7,250          6,750           500           7.4

2.   Capital Expenditures

                                                          Billions of Yen
                                                          ---------------

                        Six Months Ended         Period Beginning May 28
                         Sept. 30, 2000          And Ended Sept. 30, 1999
                        ----------------         ------------------------
                               66.9                       17.6